

May 16, 2013

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, N.W., Suite 700
Washington, D.C. 20001

   Re: THL Credit, Inc. (the "Company")
      Registration Statement on Form N-2
      File Number 333-187969

Dear Ms. Krus:

Pursuant to Securities Act Release No. 6510 and in reliance upon the representations contained in your letter dated April 17, 2013, we performed a limited review of the registration statement referenced above and have the following comments. Capitalized terms not defined herein shall have the meanings set forth in the registration statement. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Registration Statement Facing Page

Because the Company has filed a new registration statement, and not a post-effective amendment to a registration statement, please delete the reference to the filing becoming effective "when declared effective pursuant to section 8 (c)."

Prospectus Front Cover Page

Update the information contained in the second paragraph to reflect the Company's definitive proxy materials filed April 27, 2013.

The disclosure contained in the second paragraph indicates that the Company may offer shares of its common stock at a discount to net asset value per share, and that sales of common stock at prices below net asset value per share dilute the interests of existing stockholders. The disclosure also states that the Company has authority to sell shares of its common stock at a price below net asset value, but that such sales are limited to a maximum of 25% of its outstanding common stock. However, it is unclear whether there also exists any limitation on the amount of dilution to the interests of existing stockholders resulting from sales of common stock at prices below net asset value per share. Accordingly, please disclose whether there exists any aggregate ceiling on the amount of dilution that could occur to the interests of the Company's common shareholders.

Disclose the per share net asset value of the Company's common shares as of a date more current than December 31, 2012.

On the front cover page of the base prospectus and of any prospectus supplement used to offer the Company's securities, disclose that the debt securities in which the Company invests will generally be considered below investment grade, which are also known as "junk securities" and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Also disclose, if true, that a material amount of the Company's debt investments contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Company. Further disclose, if true, that a material amount of the Company's debt investments will not pay down principal during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity.

Prospectus Summary

Organizational Overview (page 2)

Please present the information contained in the organizational chart in legible format.

THL Credit Advisors LLC (page 2)

State that the Company pays THL Credit Advisors a management fee as a percentage of the Company's gross assets and incentive fees as a percentage of the Company's ordinary income and its capital gains.

Whenever a reference is made at any location in the prospectus to "LIBOR" please specify the type of LIBOR rate that is being used.

Disclose what "ABR" signifies.

Investment Structure (page 6)

We note that many of the Company's portfolio investments contain interest reset provisions. If these interest rate reset provisions are determined by other than a well-established benchmark (e.g., a version of LIBOR), please provide, in your response letter, a general description of how these interest reset provisions operate.

Leverage (page 7)

Disclose the significance of "a one year term out period."

Risks (page 8)

Disclose that a Company portfolio holding's inability to pay interest and principal when due may contribute to a reduction in the net asset value per share of Company common stock, the Company's ability to pay dividends and to service its contractual obligations, and may negatively impact the market price of Company common stock and other securities that it may issue.

Disclose that investors may lose all or part of their investment in the Company.

Please present the last paragraph in bold face type.

Recent Developments (page 9)

Highlight the terms of the Company's investment in Connecture, Inc.

Briefly expand upon the disclosure relating to the Company's investment in the CLO residual interest of two collateralized loan obligations. In this regard, the disclosure should identify the CLO issuers, the terms of the investment, the types of loans underlying the CLOs and the approximate total principal amount of the CLO interests to which the residual interest is subordinated. Also briefly highlight, in plain English, the nature of a residual interest in the context of a CLO structure and the risk profile of that interest; for example, if true, state that, among other things, the residual interest absorbs all of the losses and is last in line under the CLOs' payment priority structure.

Fees and Expenses (page 10)

In the last sentence of the first paragraph, replace the phrase "included in this table to reflect the applicable sales load and related fees" with the phrase "included in this table and example to reflect the applicable sales load and applicable fees and expenses."

Example (page 10)

Because the Company's incentive fees represent a material expense, we believe that excluding a presentation of their impact from the disclosure accompanying the Example would potentially understate the expenses that could be borne by shareholders. Therefore, the narrative accompanying the Example should also present the 1, 3, 5 and 10-Year expenses assuming that the five percent return required by Form N-2 results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee).

Risks (page 15)

Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

The Division of Investment Management has recently made a number of observations about derivative related disclosure in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure, if necessary, to describe the Company's use and the risks of derivatives. In the alternative, confirm, in your response letter, that the prospectus accurately and specifically describes the Company's use of derivatives in a manner customized to proposed Company operations.

Risks Related to our Business (page 15)

Please add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Company's future borrowings, its net investment income, the incentive fee that it pays to THL Credit Advisors, the trading prices of its common stock and its net asset value, Company portfolio companies' ability to service interest payment obligations and principal loan repayments to the Company.

We may have difficulty paying our required distributions… (page 20)

Expand the characteristics of PIK interest; for example, disclose that it potentially creates negative amortization on a loan resulting in a borrower owing more at the end of the term of a loan than what it owed when the loan was initially originated.

We may pay an incentive fee on income we do not receive in cash. (page 20)

It appears that the following phrase should be added to the end of the last sentence "but only to the extent that such an incentive fee is payable for that period and that the write-off will not be carried forward to reduce any incentive fee payable in subsequent periods."

There are potential conflicts of interest between us and the fund managed by us… (page 22)

Disclose the identity of the owners of Greenway and Greenway II. Disclose the extent of any conflicts arising from the transactions described under "Recent developments" on page 69. Disclose how the sales price of the Company's assets to Greenway II was determined and by whom. What was the extent of the Company's Board of Director's oversight in these matters?

What role did the independent directors have in approving these transactions? Are there any co-investing issues regarding these sales?

THL Credit SBIC, LP (page 65)

Clarify whether the Company's withdrawal of its application with the SBA involved the possible licensing of a new SBIC or whether it related to the licensing of THL Credit SBIC, LP and THL Credit SBIC, GP, LLC. To the extent that it relates to the latter two entities, then expand upon the material consequent effect, if any, on the Company.

Recent Developments (page 69)

Highlight the terms of the Company's investments in Embarcadero Technologies, Inc. and Tri-Starr Management Services, Inc.

Monitoring (page 86)

Please update the information contained in this section to March 31, 2013.

Investment Management and Administrative Agreements (page 99)

The disclosure indicates that the Company reimburses the Advisor for the allocable portion of overhead and other expenses incurred by the Advisor in performing its obligations under the administration agreement, including facilities, office equipment, and the allocable portion of the compensation and costs of the Company's officers and their respective staffs. Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter, please confirm to the staff that the Company's Board exercises appropriate oversight with respect to the equity of the allocation methodology used. Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

Determination of Net Asset Value (page 117)

In your response letter, please inform the staff whether the Company's Board will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Description of Our Subscription Rights (page 132)

Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any rights offering takedown from this shelf registration statement. We may have further comments.

Description of Our Debt Securities (page 136)

In the event that debt securities are offered by the Company, please refrain from referring to any debt securities offered as "senior" unless the debt securities are structurally senior and senior in right of payment to substantially all of the other debt obligations of the Company.

Plan of Distribution (page 163)

Expand the disclosure to indicate the extent to which the Company's common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Financial Statements

Confirm that the Company has considered Articles 3-09 and 4-08(g) of Regulation S-X.

THL Credit, Inc. and Subsidiaries Consolidated Schedule of Investments

The reference to footnote (2), which accompanies the "Principal No. of Shares/No. of Units" column headings appearing on pages F-8 through F-11, apparently should instead be to footnote (3).

Reference is made to footnote (6) appearing on page F-11. In your response letter, confirm whether when, at the option of the issuer, interest can be paid in cash and PIK, it must always be in the same cash/PIK percentage allocation specified under the "Yield" column.

Greenway (page F-26)

Greenway is a portfolio company of the Company, and is managed by the Company through the investment professionals that serve on the Company's investment committee. What conflicts does this present for the Company, the institutional investor and its affiliates? Are the conflicts, if any, fully disclosed in the prospectus? Please explain, or confirm there are no conflicts.

Part C

Item 25. Financial Statements and Exhibits

Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment.   In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company's Board, it may be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel